Filed by Community West Bancshares pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: United Security Bancshares
Commission File Number: 000-32897

CONFIDENTIAL FOR INTERNAL USE ONLY
CWB “Team” FAQs
Community West Bank and United Security Bank to Merge
December 17, 2025 (FINAL)
Team Member Merger Message:
Our merger with United Security Bank is an important step in strengthening our long-term growth and deepening our commitment to Central California. Both Banks share the same foundation: relationship banking, local decision-making, integrity and community service. By coming together, we are creating a stronger, more visible franchise with greater expertise, expanded lending capacity and more resources to support businesses, families and communities. This combination also opens new opportunities for clients and meaningful career growth for employees, while delivering lasting value for our shareholders. In short, we’re uniting two strong and committed community banks to better serve the Central California region we all call home.
1.    Is United Security Bank merging with Community West Bank?
Yes. United Security Bank (USB) has agreed to merge into Community West Bank (CWB). Each year, our Board and Executive team evaluate strategic growth opportunities and, after careful review, have determined that acquiring USB offers many positive opportunities and strong long-term benefits for both organizations. All parties agreed this merger is the right path forward and will provide many positive opportunities.
2.    Community West Bank and United Security Bank CEOs comment about the merger?
James J. Kim, CEO and President of Community West Bank, says: “This merger represents a major step forward in our long-term growth strategy and our commitment to the communities we serve throughout Central California. Both institutions share a strong, long-term foundation of relationship banking, local decision-making and responsible growth. By bringing our organizations together, we are creating a more robust and more visible banking franchise, with greater depth of expertise, expanded resources and enhanced capacity to support businesses, families and communities. At the same time, it will further deliver lasting value to our shareholders.”
Dennis R. Woods, President and CEO of United Security Bank, says: “Joining with Community West is a natural partnership for our Bank, our clients and our employees. With shared values and a culture centered on integrity, personal service and community commitment, this combination strengthens our ability to serve with greater scale, expanded lending capacity and broader market reach. Together, we are creating new opportunities for our clients, enhanced career paths for our employees and a stronger banking franchise across Central California.”
3.    Will James J. Kim lead the CWB expanded organization?
Yes. James J. Kim will remain the CEO of Community West Bancshares and CEO and President of Community West Bank. Additionally, the CWB Executive team will continue to lead and serve the team and the combined Company headquarters will remain in Fresno.
Once the merger is completed, the combined Company’s Board of Directors will include 15 directors, consisting of 13 current directors from Community West Bancshares and two current directors from United Security Bancshares. Daniel J. Doyle will remain Chairman.

Dennis R. Woods, current Chairman of the Board, President and CEO for United Security Bancshares and United Security Bank, will serve as Chairman Emeritus for the combined Company bringing extensive knowledge of our markets and clients.
4.    What markets does United Security Bank operate in?
USB operates 13 full-service banking centers: eight in Fresno County (Caruthers, Coalinga, Firebaugh, Fowler, Fresno and Mendota), two in Kern County (Bakersfield and Taft), one in Madera County (Oakhurst), one in San Joaquin County (San Joaquin) and one in Santa Clara County (Campbell).
5.    What happens next?
Between now and the close of the merger, each Bank will continue to operate independently. For both organizations, it’s business as usual for client service, operations and employee benefits. Throughout this transition, it is important to continue to focus on providing exceptional service to our clients, team and communities.
6.    What team communication on the merger process can be expected between now and the close of the transaction?
Communication with team members of both Banks is a top priority. The Executive team is committed to keeping you updated on each step as we move forward with the merger. New and updated information will be housed on the CWB Intranet for all team members.
Send any additional questions you may have to jodi.milton@communitywestbank.com. Progress updates will be shared during regular team calls and through dedicated Merger Milestones newsletter communications.
7.    How long will it take for the merger to close?
The merger is expected to be completed in Q2 of 2026. The integration of core systems will follow, with timelines announced well in advance. The good news: the core systems for both CWB and USB are the same platform, Fiserv Premier.
8.    What happens when the merger closes in Q2?
The United Security Bank team will officially become part of the CWB team and we will gain additional opportunities for expanding our reach into additional rural communities throughout Central California in our footprint. Efforts regarding operations and system integration will continue moving forward.
9.    What will be the size of the combined Company?
The combined Company will strengthen our position as one of the largest community banks headquartered in Central California with approximately $5 billion in total assets and a Banking Center franchise that serves urban and rural markets in 13 counties. Together, we will uphold these shared values as we expand our reach into additional rural communities throughout Central California, providing greater convenience for our clients and a commitment to banking for the underserved.
10.    Will there be employee downsizing or new hiring opportunities?
We are excited about the opportunities this merger creates for our combined organization and for our team members. Our committed team members are the greatest asset of our organization and the key to our past, present and future success. As we move forward, this merger will create many opportunities, including new roles, entry into new markets and a thoughtful consideration of resource allocation for each and every department and function within our combined Bank. While some adjustments may be necessary to align our structure and processes, our focus remains on growth and creating pathways for our team.
Once we are ready to integrate operations – some changes may occur. Our priority is to support every team member throughout this process. We are committed to helping each person and will provide resources, guidance and assistance every step of the way. This process will expand our capabilities and align our teams with new opportunities.
We are committed to communicate openly and transparently as decisions are made and we will be here to help and support the team of both banks during this transition.
11.    How will the USB team learn how CWB operates?
The USB team will learn how CWB operates through a combination of structured training and collaborative integration efforts. Both organizations share similar philosophies, corporate values, client service cultures and a strong commitment to the communities we serve, which will make this transition smooth and aligned.
Training programs will be provided to ensure USB team members understand CWB’s processes, systems and best practices, while also incorporating the strengths and expertise of USB. We will also be using a buddy system, where each team member is paired with a counterpart from the other Bank to work closely together. This approach fosters hands-on learning, builds relationships and accelerates knowledge sharing.
By combining formal training with peer collaboration, we will maintain consistency and uphold the high level of service our clients expect.
12.    How will United Security Bank clients be impacted once the merger closes?
United Security Bank clients will continue to be served by qualified banking professionals providing the exceptional and responsive service to which they are accustomed.
USB clients will not experience any immediate changes to their accounts upon the merger close. Once our core systems transition timeline is determined, USB clients will be notified regarding what to expect with the conversion of their banking products and services to those of CWB.
In addition, USB clients will benefit from a broader product offering, access to more expertise across a larger banking team and the advantages of being part of a larger Bank with higher lending limits to support their growth. This merger is designed to enhance the client experience while maintaining the personalized service they value.
13.    How will Community West Bank clients benefit from the merger?
As the combined organization settles into its new, united journey, clients can expect an array of product and service offerings, higher lending limits and broader market reach, in addition to an expanded banking franchise across Central California.
Community giving and volunteerism support for nonprofits and local organizations will absolutely continue and be measured by areas of team passion and Bank strategic direction.
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